Exhibit 99.1

CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

LYONDELL CHEMICAL COMPANY

CONSOLIDATED STATEMENTS OF INCOME

	For the three months ended September 30,		For the nine months ended September 30,
Millions of dollars, except per share data	2006	2005	2006	2005
Sales and other operating revenues:
Trade	$5,834	$4,363	$14,815	$12,394
Related parties	320	427	1,168	1,212

	6,154	4,790	15,983	13,606
Operating costs and expenses:
Cost of sales	5,481	4,350	14,232	12,008
Asset impairments	112	198	118	203
Selling, general and administrative expenses	156	154	456	422
Research and development expenses	23	23	70	68

	5,772	4,725	14,876	12,701

Operating income	382	65	1,107	905
Interest expense	(167)	(163)	(440)	(497)
Interest income	9	14	29	35
Other income (expense), net	(17)	(15)	58	(34)

Income (loss) before equity investments and income taxes	207	(99)	754	409

Income (loss) from equity investments:
Houston Refining LP	(104)	53	73	139
Other	2	2	4	2

	(102)	55	77	141

Income (loss) before income taxes	105	(44)	831	550
Provision for (benefit from) income taxes	48	(54)	324	160

Net income	$57	$10	$507	$390

Earnings per share:
Basic	$0.23	$0.04	$2.05	$1.59

Diluted	$0.22	$0.04	$1.96	$1.50

See Notes to the Consolidated Financial Statements.

LYONDELL CHEMICAL COMPANY

CONSOLIDATED BALANCE SHEETS

Millions, except shares and par value data	September 30, 2006	December 31, 2005
ASSETS
Current assets:
Cash and cash equivalents	$701	$593
Accounts receivable:
Trade, net	2,267	1,563
Related parties	103	114
Inventories	2,183	1,657
Prepaid expenses and other current assets	109	176
Deferred tax assets	233	198

Total current assets	5,596	4,301

Property, plant and equipment, net	9,104	6,530
Investments and long-term receivables:
Investment in PO joint ventures	777	776
Investment in and receivable from Houston Refining LP	—	186
Other	124	114
Goodwill, net	2,134	2,245
Other assets, net	948	828

Total assets	$18,683	$14,980

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current maturities of long-term debt	$109	$319
Accounts payable:
Trade	2,034	1,352
Related parties	85	101
Accrued liabilities	1,028	797

Total current liabilities	3,256	2,569

Long-term debt	8,494	5,974
Other liabilities	1,726	1,786
Deferred income taxes	1,562	1,463
Commitments and contingencies
Minority interest	171	180
Stockholders’ equity:
Common stock, $1.00 par value, 340,000,000 shares authorized, 249,273,600 and 247,876,385 shares issued, respectively	249	248
Additional paid-in capital	3,228	3,211
Retained earnings (deficit)	47	(292)
Accumulated other comprehensive loss	(28)	(136)
Treasury stock, at cost, 793,736 and 826,151 shares, respectively	(22)	(23)

Total stockholders’ equity	3,474	3,008

Total liabilities and stockholders’ equity	$18,683	$14,980

See Notes to the Consolidated Financial Statements.

LYONDELL CHEMICAL COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the nine months ended September 30,
Millions of dollars	2006	2005
Cash flows from operating activities:
Net income	$507	$390
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	567	545
Asset impairments	118	203
Equity investments –
Amounts included in net income	(77)	(141)
Distributions of earnings	73	140
Deferred income taxes	108	112
Debt prepayment premiums and charges	21	28
Changes in assets and liabilities that provided (used) cash:
Accounts receivable	(185)	(345)
Inventories	(163)	(142)
Accounts payable	(144)	322
Other, net	(206)	(34)

Net cash provided by operating activities	619	1,078

Cash flows from investing activities:
Expenditures for property, plant and equipment	(239)	(165)
Acquisition of Houston Refining LP and related payments, net of cash acquired	(2,413)	—
Distributions from affiliates in excess of earnings	117	123
Contributions and advances to affiliates	(82)	(90)
Other	6	3

Net cash used in investing activities	(2,611)	(129)

Cash flows from financing activities:
Issuance of long-term debt	4,357	99
Repayment of long-term debt	(2,114)	(1,072)
Net borrowings under revolving credit facility	6	—
Dividends paid	(167)	(167)
Proceeds from stock option exercises	14	46
Other, net	—	4

Net cash provided by (used in) financing activities	2,096	(1,090)

Effect of exchange rate changes on cash	4	(11)

Increase (decrease) in cash and cash equivalents	108	(152)
Cash and cash equivalents at beginning of period	593	804

Cash and cash equivalents at end of period	$701	$652

See Notes to the Consolidated Financial Statements.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Preparation

Lyondell Chemical Company (“LCC”), together with its consolidated subsidiaries (collectively, “Lyondell” or “the Company”), is a global chemical company that manufactures and markets a variety of basic chemicals and derivatives. It also is a refiner of heavy, high-sulfur crude oil and a significant producer of gasoline-blending components. As a result of Lyondell’s purchase of its partner’s 41.25% equity interest in Houston Refining LP (formerly known as LYONDELL-CITGO Refining LP or LCR) and Lyondell’s resulting 100% ownership of Houston Refining LP (“Houston Refining”), the operations of Houston Refining are consolidated prospectively from August 16, 2006. Prior to August 16, 2006, Lyondell accounted for its investment in Houston Refining using the equity method (see Notes 3 and 7 for additional information).

The accompanying consolidated financial statements are unaudited and have been prepared from the books and records of Lyondell Chemical Company and its subsidiaries in accordance with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X for interim financial information. Accordingly, they do not include all of the information and notes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair presentation have been included. For further information, refer to the audited consolidated financial statements and notes thereto included in the Lyondell Chemical Company Annual Report on Form 10-K for the year ended December 31, 2005. Certain previously reported amounts have been reclassified to conform to current period presentation.

2. Accounting and Reporting Changes

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans - An Amendment of FASB Statements No. 87, 88, 106, and 132R. This new standard primarily requires an employer to recognize in its statement of financial position an asset for a plan’s overfunded status or a liability for a plan’s underfunded status through comprehensive income in the year in which changes occur. For Lyondell, the requirement to recognize the funded status of a benefit plan and the disclosure requirements are effective as of December 31, 2006. Lyondell estimates that application of SFAS No. 158 would result in an increase of approximately $170 million in its pension liability, a decrease of approximately $60 million in deferred tax liabilities and an increase of approximately $110 million in accumulated other comprehensive loss in its consolidated balance sheet as of December 31, 2006.

Also in September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. The new standard defines fair value, establishes a framework for its measurement and expands disclosures about such measurements. For Lyondell, the standard will be effective beginning in 2008. Lyondell does not expect the application of SFAS No. 157 to have a material effect on its consolidated financial statements.

In July 2006, the FASB issued Interpretation (“FIN”) No. 48, Accounting for Uncertainty in Income Taxes - An Interpretation of FASB Statement No. 109, to clarify the accounting for uncertain income tax positions. FIN No. 48 prescribes, among other things, a recognition threshold and measurement attribute for the financial statement recognition and measurement of an uncertain tax position. The provisions of FIN No. 48 will apply to Lyondell beginning in 2007. Lyondell is evaluating the impact of FIN No. 48 on its consolidated financial statements.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2. Accounting and Reporting Changes – (Continued)

Effective January 1, 2006, Lyondell adopted the provisions of SFAS No. 123 (revised 2004), Share-Based Payment using the modified prospective method and, consequently, has not adjusted results of prior periods. Lyondell previously accounted for these plans according to the provisions of SFAS No. 123, Accounting for Stock-Based Compensation, which it adopted in the first quarter 2003, using the prospective transition method. Lyondell’s application of SFAS No. 123 (revised 2004) had no material effect on its consolidated financial statements.

Effective April 1, 2006, Lyondell adopted the provisions of Emerging Issues Task Force (“EITF”) Issue No. 04-13, Accounting for Purchases and Sales of Inventory with the Same Counterparty. EITF Issue No. 04-13 requires that inventory purchases and sales transactions with the same counterparty that are entered into in contemplation of one another be combined for purposes of applying Accounting Principles Board Opinion No. 29, Accounting for Nonmonetary Transactions. The effect of this requirement is to reduce reported revenues and cost of sales for affected transactions. Lyondell’s application of EITF Issue No. 04-13 had no material effect on its consolidated financial statements.

3. Acquisition of Houston Refining LP

On August 16, 2006, Lyondell purchased CITGO Petroleum Corporation’s (“CITGO”) 41.25% ownership interest in Houston Refining to, among other things, take advantage of market conditions in refining and Houston Refining’s cash flows. Prior to the acquisition, Lyondell held a 58.75% equity-basis investment in Houston Refining (see Note 7) and, as a result of the acquisition, Houston Refining became a wholly-owned, consolidated subsidiary of Lyondell from August 16, 2006. Houston Refining owns and operates a full conversion refinery located in Houston, Texas, which has the ability to process approximately 268,000 barrels per day of lower cost, heavy, high sulfur crude oil.

Lyondell’s acquisition of CITGO’s 41.25% interest was financed using $2,509 million of the proceeds of a $2.65 billion seven-year term loan (see Note 12). The $2,509 million consisted of $43 million of debt issue costs and $2,466 million of cash payments at closing consisting of: $1,629 million for acquisition of the 41.25% interest in Houston Refining, the acquisition of estimated working capital of $53 million, $445 million to repay and terminate Houston Refining’s $450 million term loan facility, including accrued interest of $4 million, $39 million to repay a loan payable to CITGO, including $4 million of accrued interest, and $300 million related to the termination of the previous crude supply agreement. As part of the transaction, Houston Refining and PDVSA Petróleo, S.A. (PDVSA Oil) terminated the previous crude supply agreement and entered into a new crude oil contract for 230,000 barrels per day of heavy crude oil, which runs through 2011 and year to year thereafter (see Note 15). In October 2006, an additional payment of $87 million, including accrued interest, was made to CITGO, representing adjustment of the estimated working capital.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3. Acquisition of Houston Refining LP – (Continued)

Pro forma combined historical results of Lyondell and Houston Refining for the three- and nine-month periods ended September 30, 2006 and 2005, giving effect to the purchase as though the transaction were consummated and the new crude oil contract had been in place as of the beginning of each period presented are as follows:

	For the three months ended September 30,		For the nine months ended September 30,
Millions of dollars, except per share data	2006	2005	2006	2005
Sales and other operating revenues	$7,221	$6,611	$20,732	$17,860
Net income	87	23	718	499
Basic earnings per share	0.35	0.09	2.90	2.03
Diluted earnings per share	0.33	0.09	2.76	1.92

Pro forma results for all periods presented above include a pretax charge of $176 million, $114 million after tax, representing Lyondell’s 58.75% share of the $300 million cost of terminating the crude supply agreement. This charge was reflected in Lyondell’s actual results for the three-month and nine-month periods ending September 30, 2006.

The pro forma data presented above are not necessarily indicative of the results of operations of Lyondell that would have occurred had such transaction actually been consummated as of the beginning of each period presented, nor are they necessarily indicative of future results.

Lyondell’s acquisition of CITGO’s 41.25% interest in Houston Refining was accounted for as a step-acquisition. Therefore, 41.25% of each Houston Refining asset and liability will be recorded at fair value as of August 16, 2006 and Lyondell’s previous 58.75% interest in each Houston Refining asset and liability will be reflected at its historical carrying value.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3. Acquisition of Houston Refining LP – (Continued)

The following table provides information regarding the components of the purchase price for acquisition of CITGO’s 41.25% interest in Houston Refining:

Millions of dollars
Base purchase price of 41.25% interest	$1,629
Initial working capital payment	53

Total cash purchase price of 41.25% interest	1,682
Estimated working capital adjustment	87
Estimated 2007 reimbursement of CITGO taxes	97

Purchase price of 41.25% interest	$1,866

The components of the step acquisition of Houston Refining were as follows:

Millions of dollars
Historical carrying value of Lyondell’s previous net investment:
Investment in Houston Refining	$(144)
Receivable from Houston Refining and accrued interest	1,068
Purchase price of 41.25% interest	1,866

Total purchase price of Houston Refining	$2,790

The total purchase price of Houston Refining was allocated to the assets and liabilities acquired as follows:

Millions of dollars
Cash and cash equivalents	$53
Other current assets	742
Property, plant and equipment	2,762
Other assets	101
Current liabilities	802
Other liabilities	66

Total allocated purchase price of Houston Refining	$2,790

The following represent the elements of cash flow in the nine months ended September 30, 2006 for the transactions related to the acquisition of Houston Refining:

Millions of dollars
Total cash purchase price of 41.25% interest	$1,682
Related payments – advances to Houston Refining:
To fund termination of crude supply agreement	300
To fund repayment of bank loan and accrued interest	445
To fund repayment of CITGO partner loan and accrued interest	39

Cash payments at closing	2,466
Cash and cash equivalents acquired	(53)

Acquisition of Houston Refining and related payments, net of cash acquired	$2,413

In future periods, adjustments to the allocation may result from resolution of estimated amounts of the tax reimbursement, working capital payment, and insurance recoveries. Management does not expect the finalization of the purchase price allocation to have a material effect.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4. Asset Impairments and Related Costs

Lyondell’s third quarter 2006 earnings reflect a pretax charge of $106 million for impairment of the net book value of its idled Lake Charles, Louisiana ethylene facility. In the third quarter of 2006, Lyondell undertook a study of the feasibility, cost and time required to restart the Lake Charles ethylene facility. As a result, management determined that restarting the facility would not be justified. The remaining net book value of the related assets of $10 million represents an estimate, based on probabilities, of alternative-use value. Lyondell does not expect to incur any significant future costs with respect to the facility.

Lyondell ceased production of toluene diisocyanate (“TDI”) at the Lake Charles, Louisiana TDI plant and recognized a pretax charge of $195 million in the third quarter 2005 for impairment of the net book value of the TDI plant and related assets. The following table summarizes estimates of additional charges related to the Lake Charles TDI facility that Lyondell has recognized or expects to recognize subsequent to September 30, 2005 as well as actual costs incurred through September 30, 2006.

Millions of dollars	Facility Costs	Employee Termination Benefits	Other Costs	Total
Estimates of charges to be recognized subsequent to September 30, 2005	$22	$14	$8	$44

Amounts settled during the three-month periods ended:
December 31, 2005	(6)	—	(3)	(9)
March 31, 2006	(2)	(12)	—	(14)
June 30, 2006	(3)	(1)	—	(4)
September 30, 2006	(3)	—	—	(3)
Accrued liabilities as of September 30, 2006	—	(1)	—	(1)

Estimate as of September 30, 2006 of remaining future charges	$8	$—	$5	$13

Facility costs include plant decommissioning and demolition activities; other costs include the costs of terminating contracts.

In addition, there are multiple commercial arrangements associated with the Lake Charles TDI facility for which the costs and timing of resolution cannot be determined at this time. The range of reasonably possible outcomes within which the present value of the costs of resolution of such commercial arrangements may fall is between $0 and $160 million; however, these costs are not expected to be in the upper portion of that range.

In Lyondell’s accounting for the acquisition of Millennium Chemicals Inc. (“Millennium”) in 2004, no value was assigned to the property, plant and equipment at Millennium’s Le Havre, France titanium dioxide (“TiO2”) manufacturing plant. Capital expenditures at this plant of $6 million and $3 million for the three months ended September 30, 2006 and 2005, respectively, and $12 million and $8 million for the nine months ended September 30, 2006 and 2005, respectively, were reflected in impairment charges. At September 30, 2006, the carrying value of the property, plant and equipment at the Le Havre manufacturing plant was zero.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5. Hurricane Effects

During 2005, two major hurricanes impacted the chemical and related industries in the coastal and off-shore regions of the Gulf of Mexico. Net income in 2005 reflected charges totaling $30 million, before tax, representing Lyondell’s exposure to industry losses expected to be underwritten by industry insurance consortia, primarily resulting from hurricane damages.

As a result of Hurricane Rita, Lyondell and Houston Refining also incurred various costs that are subject to insurance reimbursements. Such costs include those incurred in conjunction with suspending operations at substantially all of Lyondell’s Gulf Coast plants and at Houston Refining, minor damage to facilities, and costs to restore operations. Net income in the third quarter 2005 included $8 million of such costs incurred by Lyondell, of which all but a $5 million deductible under the relevant insurance policies are subject to reimbursement through insurance. At Houston Refining, such costs totaled less than $1 million. During the first nine months of 2006, Lyondell recognized a $1 million benefit from insurance reimbursements, and none was recognized in the first nine months of 2005.

6. Investment in PO Joint Ventures

Lyondell, together with Bayer AG and Bayer Corporation (collectively “Bayer”), share ownership in a U.S. propylene oxide (“PO”) manufacturing joint venture (the “U.S. PO Joint Venture”) and a separate joint venture for certain related PO technology. Bayer’s ownership interest represents ownership of 1.6 billion pounds of annual in-kind PO production of the U.S. PO Joint Venture. Lyondell takes in kind the remaining PO production and all co-product styrene monomer (“SM”) and tertiary butyl alcohol (“TBA”) production from the U.S. PO Joint Venture.

In addition, Lyondell and Bayer each have a 50% interest in a separate manufacturing joint venture (the “European PO Joint Venture”), which includes a world-scale PO/SM plant at Maasvlakte near Rotterdam, the Netherlands. Lyondell and Bayer each are entitled to 50% of the PO and SM production of the European PO Joint Venture.

Changes in Lyondell’s investment in the U.S. and European PO joint ventures for the nine-month periods ended September 30, 2005 and 2006 are summarized as follows:

Millions of dollars	U.S. PO Joint Venture	European PO Joint Venture	Total PO Joint Ventures
Investment in PO joint ventures – January 1, 2005	$541	$297	$838
Cash contributions	9	8	17
Depreciation and amortization	(24)	(10)	(34)
Effect of exchange rate changes	—	(33)	(33)

Investment in PO joint ventures – September 30, 2005	$526	$262	$788

Investment in PO joint ventures – January 1, 2006	$518	$258	$776
Cash contributions	12	6	18
Depreciation and amortization	(25)	(10)	(35)
Effect of exchange rate changes	—	18	18

Investment in PO joint ventures – September 30, 2006	$505	$272	$777

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7. Equity Interest in Houston Refining LP

Through August 15, 2006, Lyondell’s refining operations were conducted through its 58.75% joint venture ownership interest in Houston Refining. On August 16, 2006, Lyondell purchased CITGO’s 41.25% interest in Houston Refining, and, as a result, owns 100% of Houston Refining (see Note 3).

Because the partners jointly controlled certain key management decisions, including approval of the strategic plan, capital expenditures and annual budget, issuance of debt and the appointment of the executive management of the partnership, Lyondell accounted for its investment in Houston Refining using the equity method through August 15, 2006.

Summarized financial information for Houston Refining follows.

Millions of dollars	December 31, 2005
BALANCE SHEETS
Total current assets	$418
Property, plant and equipment, net	1,328
Other assets	86

Total assets	$1,832

Current liabilities	$805
Long-term debt	439
Loans payable to partners	264
Other liabilities	113
Partners’ capital	211

Total liabilities and partners’ capital	$1,832

Millions of dollars	For the period July 1 through August 15, 2006	For the three months ended September 30, 2005	For the period January 1 through August 15, 2006	For the nine months ended September 30, 2005
STATEMENTS OF INCOME
Sales and other operating revenues	$1,205	$2,202	$5,710	$5,301
Cost of sales	1,076	2,091	5,223	5,012
Termination of CSA	300	—	300	—
Selling, general and administrative expenses	9	11	42	34

Operating income (loss)	(180)	100	145	255
Interest expense, net	(8)	(9)	(31)	(26)
Benefit from income taxes	(8)	—	—	—

Net income (loss)	$(180)	$91	$114	$229

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7. Equity Interest in Houston Refining LP – (Continued)

As a partnership, Houston Refining is not subject to federal income taxes. Houston Refining’s selling, general and administrative expenses for the nine months ended September 30, 2006 included an $8 million charge representing reimbursement to Lyondell of legal fees and expenses paid by Lyondell on behalf of Houston Refining in connection with the settlement discussed below.

Lyondell’s equity in earnings of Houston Refining for the three- and nine months ended September 30, 2006 was reduced by a $176 million charge representing its 58.75% share of the $300 million cost to terminate Houston Refining’s previous crude supply agreement (See Note 3). For the nine months ended September 30, 2006, Lyondell’s income also included $74 million in “Other income, net” representing net payments received by Lyondell, including reimbursement of legal fees and expenses from Houston Refining, in settlement of all disputes among Lyondell, CITGO and Petróleos de Venezuela, S.A. (“PDVSA”) and their respective affiliates. See also the “Crude Supply Agreement” section of Note 15.

8. Accounts Receivable

Lyondell has four-year, accounts receivable sales facilities of $150 million and $600 million, relating to, LCC and Lyondell’s wholly-owned subsidiary, Equistar Chemicals, LP (“Equistar”), respectively. Pursuant to these facilities, which mature in November 2010, Lyondell sells, through two wholly-owned, bankruptcy-remote subsidiaries, on an ongoing basis and without recourse, interests in pools of domestic accounts receivable to financial institutions participating in the facilities. Lyondell is responsible for servicing the receivables. The aggregate amounts of outstanding receivables sold under the facilities were $90 million and $275 million as of September 30, 2006 and December 31, 2005, respectively.

In August 2006, Lyondell amended LCC’s accounts receivables sales facility primarily to exclude Millennium from certain events-of-default provisions and to address certain other changes.

9. Inventories

Inventories consisted of the following components:

Millions of dollars	September 30, 2006	December 31, 2005
Finished goods	$1,153	$985
Work-in-process	234	118
Raw materials	560	338
Materials and supplies	236	216

Total inventories	$2,183	$1,657

The increase in inventories in the nine months ended September 30, 2006 reflects the consolidation of Houston Refining (See Note 3).

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

10. Property, Plant and Equipment and Goodwill

The components of property, plant and equipment, at cost, and the related accumulated depreciation were as follows:

Millions of dollars	September 30, 2006	December 31, 2005
Land	$129	$125
Manufacturing facilities and equipment	12,555	9,257
Construction in progress	566	215

Total property, plant and equipment	13,250	9,597
Less accumulated depreciation	(4,146)	(3,067)

Property, plant and equipment, net	$9,104	$6,530

Depreciation and amortization is summarized as follows:

	For the three months ended September 30,		For the nine months ended September 30,
Millions of dollars	2006	2005	2006	2005
Property, plant and equipment	$156	$134	$424	$404
Investment in PO joint ventures	12	11	35	34
Turnaround costs	18	15	50	42
Software costs	7	10	26	29
Other	12	12	32	36

Total depreciation and amortization	$205	$182	$567	$545

The increase in property, plant and equipment, net, in the nine months ended September 30, 2006 and the increase in depreciation expense for the three- and nine-month periods ended September 30, 2006 reflect the consolidation of Houston Refining (see Note 3).

As a result of favorable tax settlements, Lyondell’s goodwill decreased from $2,245 million at December 31, 2005 to $2,134 million at September 30, 2006, $81 million of which related to the inorganic chemicals segment, $17 million to the ethylene, co-products and derivatives segment and $13 million to the PO and related products segment.

11. Accounts Payable

Accounts payable at each of September 30, 2006 and December 31, 2005 included liabilities of $16 million for checks issued in excess of associated bank balances but not yet presented for collection.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

12. Long-Term Debt

Lyondell’s long-term debt includes credit facilities and debt obligations maintained by Lyondell’s wholly-owned subsidiaries, Equistar and Millennium, and by LCC. In some situations, such as references to financial ratios, the context may require that “LCC” refer to Lyondell Chemical Company and its consolidated subsidiaries other than Equistar and Millennium. LCC has not guaranteed the subsidiaries’ credit facilities or debt obligations, except for Equistar’s 7.55% Debentures due 2026 in the principal amount of $150 million.

Long-term debt consisted of the following:

Millions of dollars	September 30, 2006	December 31, 2005
Bank credit facilities:
LCC senior secured credit facility:
Term loan due 2013	$1,775	$—
$1,055 million revolving credit facility	—	—
Equistar $400 million inventory-based revolving credit facility	—	—
Millennium $150 million senior secured revolving credit facility	—	—
Millennium $100 million Australian senior secured term loan due 2010	85	99
Millennium €60 million U.K. asset-based revolving credit facility	6	—

LCC notes and debentures:
Senior Secured Notes, Series A due 2007, 9.625%	89	899
Senior Secured Notes due 2008, 9.5% ($3 million of discount)	427	426
Senior Secured Notes due 2012, 11.125% ($1 million of discount)	277	277
Senior Secured Notes due 2013, 10.5%	325	325
Debentures due 2010, 10.25%	100	100
Debentures due 2020, 9.8% ($1 million of discount)	224	224
Senior Unsecured Notes due 2014, 8%	875	—
Senior Unsecured Notes due 2016, 8.25%	900	—
Senior Subordinated Notes due 2009, 10.875%	500	500

Equistar notes and debentures:
Senior Notes due 2008, 10.125% ($18 million of premium)	718	725
Senior Notes due 2011, 10.625% ($29 million of premium)	729	733
Debentures due 2026, 7.55% ($15 million of discount)	135	135
Notes due 2006, 6.5%	—	150
Notes due 2009, 8.75% ($1 million of discount)	599	599

Millennium notes and debentures:
Senior Notes due 2006, 7%	9	161
Senior Notes due 2008, 9.25% ($25 million of premium)	398	500
Senior Debentures due 2026, 7.625% ($3 million of premium)	252	252
Convertible Senior Debentures due 2023, 4% ($13 million of premium)	163	166
Other debt	17	22

Total	8,603	6,293
Less current maturities	(109)	(319)

Long-term debt	$8,494	$5,974

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

12. Long-Term Debt – (Continued)

On August 16, 2006, in connection with the acquisition of CITGO’s 41.25% ownership interest in Houston Refining (see Note 3), LCC entered into a new senior secured credit facility that included a $2.65 billion, seven-year term loan and an $800 million, five-year revolving credit facility. The $800 million revolving credit facility replaced LCC’s former $475 million revolving credit facility and Houston Refining’s former $150 million revolving credit facility. In September 2006, LCC increased the amount under the revolving credit facility from $800 million to $1,055 million and reduced the current interest rate on the term loan from LIBOR plus 2% to LIBOR plus 1.75%.

The credit facility includes substantially the same terms as the former credit facility with changes including, among other things, increased lien, debt and investment baskets; revisions relating to the Houston Refining acquisition; removal of limitations of lease payments and capital expenditures; and modification of specified financial ratios as follows: (1) beginning July 1, 2006, the Interest Coverage Ratio (as defined) at the end of each fiscal quarter will not be less than 2.75 and (2) on any date during a period commencing September 30, 2006, the ratio of Senior Secured Debt (as defined) at such date to Adjusted EBITDA (as defined) for the period of four consecutive fiscal quarters most recently ended on or prior to such date will not exceed 2.75.

Additionally, LCC amended its previous senior secured revolving credit facility and amended its indentures in June 2006, to, among other things, provide for additional subsidiary guarantors and other collateral, limit the pledge of equity interests and other securities in certain circumstances and exclude Millennium from certain events-of-default provisions and, in August 2006, amended its indentures to provide for further additional guarantors.

In September 2006, LCC completed a public offering of $1,775 million of Senior Unsecured Notes. LCC used a portion of the proceeds to repay $875 million of the $2.65 billion term loan due 2013 and to prepay $760 million principal amount of its 9.625% Series A, Senior Secured Notes due 2007 pursuant to a cash tender offer, paying a premium of $18 million. Also in September 2006, LCC amended the indenture governing its 9.625% Senior Secured Notes, Series A, due 2007 to eliminate substantially all of the restrictive covenants, certain events of default and other provisions. Other reductions of debt totaled $18 million in the nine-month period ended September 30, 2006.

In October 2006, an additional $2 million was prepaid, and LCC called the remaining $87 million of 9.625% Series A, Senior Secured Notes for payment on November 6, 2006 at a price of 101.887% of par. Also in October 2006, LCC called the remaining $430 million of 9.5% Senior Secured Notes for payment on December 15, 2006 at a price of 102.375% of par.

In May 2006, Millennium obtained an amendment to its $150 million senior secured revolving credit facility and in July 2006 to the indenture governing the 4% Convertible Senior Debentures primarily to exclude a subsidiary of Millennium, Millennium Holdings, LLC and its subsidiaries (collectively “Millennium Holdings”), from events-of-default provisions that could be triggered in connection with judgments against Millennium Holdings. See “Litigation” section of Note 15.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

12. Long-Term Debt – (Continued)

In January 2006, a U.K. subsidiary of Millennium entered into a new €60 million, five-year, revolving credit facility, which, subject to permitted liens, is generally secured by the subsidiary’s inventory, accounts receivable and certain other assets. Availability under the U.K. facility, which was €48 million, or approximately $62 million, at September 30, 2006, gave effect to the borrowing base as determined using a formula applied to accounts receivable and inventory balances and was reduced to the extent of borrowing and outstanding letters of credit provided under the facility. At September 30, 2006, there were €5 million, or approximately $6 million, of outstanding borrowings and no outstanding letters of credit under the facility. The U.K. facility bears interest at LIBOR plus 1.25%.

During the nine months ended September 30, 2006, Equistar repaid the $150 million of 6.5% Notes outstanding, which matured in February 2006, and Millennium completed a cash tender offer for its 7% Senior Notes due 2006, purchasing $149 million principal amount of the notes and paying a premium of $2 million. In addition, Millennium purchased $85 million principal amount of the 9.25% Senior Notes due 2008, paying a premium of $5 million, and LCC purchased $50 million principal amount of the 9.625% Senior Secured Notes, Series A due 2007, paying a premium of $2 million.

As of September 30, 2006, based on a quarterly test related to the price of Lyondell common stock, Millennium’s 4% Convertible Senior Debentures were convertible into Lyondell common stock at a conversion rate of 73.3986 Lyondell shares per one thousand dollar principal amount of the Debentures. The principal amount of Debentures converted into shares of Lyondell common stock as of September 30, 2006 was not significant.

Current maturities of long-term debt at September 30, 2006 included $89 million of LCC’s 9.625% Senior Secured Notes, Series A, due 2007 and other debt of $20 million. At December 31, 2005, current maturities of long-term debt included $150 million of Equistar’s 6.5% Notes due 2006, $158 million of Millennium’s 7% Senior Notes due 2006 and other debt of $11 million.

Amortization of debt premiums, including adjustments to fair values included in accounting for the acquisition of Millennium, and debt issuance costs resulted in a net credit of $3 million and $9 million for the three-month periods ended September 30, 2006 and 2005, respectively, and a credit of $13 million and $26 million for the nine-month periods ended September 30, 2006 and 2005, respectively, that were included in interest expense in the Consolidated Statements of Income.

LCC’s credit facility and Senior Secured Notes are secured by liens on: all of LCC’s and certain subsidiary guarantors’ domestic personal property; mortgages on certain production facilities located in Pasadena and Channelview, Texas and Lake Charles, Louisiana and the refinery located in Houston, Texas; and, subject to certain limitations, equity interests in domestic subsidiaries, including Millennium and Equistar, and certain non-U.S. subsidiaries.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

13. Pension and Other Postretirement Benefits

Net periodic pension benefit costs included the following components:

	For the three months ended September 30, 2006		For the nine months ended September 30, 2006
Millions of dollars	U.S.	Non-U.S.	U.S.	Non-U.S.
Service cost	$12	$6	$37	$16
Interest cost	21	6	64	18
Recognized return on plan assets	(20)	(6)	(61)	(17)
Amortization	6	1	17	3

Net periodic pension benefit cost	$19	$7	$57	$20

	For the three months ended September 30, 2005		For the nine months ended September 30, 2005
Millions of dollars	U.S.	Non-U.S.	U.S.	Non-U.S.
Service cost	$12	$4	$35	$13
Interest cost	20	5	63	16
Recognized return on plan assets	(19)	(5)	(58)	(15)
Amortization	5	1	15	3

Net periodic pension benefit cost	$18	$5	$55	$17

Net periodic other postretirement benefit costs, which are provided to U.S. employees, included the following components:

	For the three months ended September 30,		For the nine months ended September 30,
Millions of dollars	2006	2005	2006	2005
Service cost	$2	$1	$4	$4
Interest cost	3	3	9	9
Amortization	(1)	—	(2)	—

Net periodic benefit cost	$4	$4	$11	$13

During the nine months ended September 30, 2006, Lyondell contributed $100 million to its pension plans that was not included in the anticipated 2006 pension contribution of $78 million disclosed in Note 18 to Lyondell’s Consolidated Financial Statements included in Lyondell’s Annual Report on Form 10-K for the year ended December 31, 2005.

14. Income Taxes

The estimated annual effective income tax rate for 2005 was reduced in the third quarter 2005, resulting in a year-to-date effective income tax rate of 29% compared to the 36% used previously due primarily to the finalization of income tax liabilities relating to prior years, partially offset by higher non-U.S. earnings that are effectively taxed at higher rates. As a result, the provision for income taxes for the third quarter 2005 was reduced by $38 million.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

15. Commitments and Contingencies

Crude Supply Agreement—Prior to August 1, 2006, PDVSA Oil and Houston Refining were parties to a Crude Supply Agreement (“CSA”). Under the CSA, generally, PDVSA Oil was required to sell and Houston Refining was required to purchase 230,000 barrels per day of heavy, high sulfur crude oil, which constitutes approximately 86% of Houston Refining’s refining capacity of 268,000 barrels per day of crude oil. From 1998 through 2002, PDVSA Oil, from time to time, declared itself in a force majeure situation and subsequently reduced deliveries of crude oil. In February 2002, Houston Refining filed a lawsuit against PDVSA and PDVSA Oil in connection with the force majeure declarations. On April 6, 2006, the parties announced the settlement of these disputes and other disputes among the parties and their respective affiliates, and, on April 10, 2006, the lawsuits were dismissed.

On August 16, 2006, Lyondell purchased CITGO’s 41.25% ownership interest in Houston Refining. As part of the transaction, Houston Refining made a $300 million payment to terminate the CSA (see Note 3) and the parties entered into a new crude oil contract, effective August 1, 2006, which provides for the purchase and supply of 230,000 barrels per day of heavy, high sulfur crude oil and extends through 2011, and year to year thereafter. The contract contains market-based pricing, which is determined using a formula reflecting published market indices. The pricing is designed to be consistent with published prices for similar grades of crude oil.

Asset Retirement Obligation—Lyondell believes that there are asset retirement obligations associated with some of its facilities, but that the present value of those obligations normally is not material in the context of an indefinite expected life of the facilities. Lyondell continually reviews the optimal future alternatives for its facilities. In many cases, the amount and timing of costs, if any, that may be incurred as a result of such reviews are not known and no decisions have been reached, but if a decision were reached, in accordance with local laws and customs, to retire one or more facilities in the foreseeable future, the asset retirement costs could range from $0 to $30 million, depending upon the scope of the required work and other factors. At September 30, 2006, the balance of the liability that had been recognized for all asset retirement obligations, including scheduled closure of certain landfills, was $24 million. In addition, any decision to retire a facility would result in other costs, including employment related costs.

Environmental Remediation—Lyondell’s accrued liability for future environmental remediation costs at current and former plant sites and other remediation sites totaled $195 million as of September 30, 2006. The remediation expenditures are expected to occur over a number of years, and not to be concentrated in any single year. In the opinion of management, there is no material estimable range of reasonably possible loss in excess of the liabilities recorded for environmental remediation. However, it is possible that new information about the sites for which the accrual has been established, new technology or future developments such as involvement in investigations by regulatory agencies, could require Lyondell to reassess its potential exposure related to environmental matters.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

15. Commitments and Contingencies – (Continued)

The following table summarizes the activity in Lyondell’s accrued environmental liability for the nine-month periods ended September 30:

Millions of dollars	2006	2005
Balance at January 1	$194	$147
Additional accruals	10	5
Amounts paid	(9)	(8)
Adjustments to purchase price allocation	—	44
Other	—	(5)

Balance at September 30	$195	$183

The liabilities for individual sites range from less than $1 million to $102 million. The $102 million liability relates to the Kalamazoo River Superfund Site.

A Millennium subsidiary has been identified as a Potential Responsible Party (“PRP”) with respect to the Kalamazoo River Superfund Site. The site involves cleanup of river sediments and floodplain soils contaminated with polychlorinated biphenyls, cleanup of former paper mill operations, and cleanup and closure of landfills associated with the former paper mill operations. In 2000, the Kalamazoo River Study Group (the “KRSG”), of which the Millennium subsidiary and other PRPs are members, submitted to the State of Michigan a Draft Remedial Investigation and Draft Feasibility Study, which evaluated a number of remedial options for the river. The estimated costs for these remedial options ranged from $0 to $2.5 billion.

At the end of 2001, the U.S. Environmental Protection Agency (“EPA”) took lead responsibility for the river portion of the site at the request of the State of Michigan. In 2004, the EPA initiated a confidential process to facilitate discussions among the agency, the Millennium subsidiary, other PRPs, the Michigan Departments of Environmental Quality and Natural Resources, and certain federal natural resource trustees about the need for additional investigation activities and different possible approaches for addressing the contamination in and along the Kalamazoo River. These discussions are continuing.

As of September 30, 2006, the probable future remediation spending associated with the river cannot be determined with certainty. Although the KRSG study identified a broad range of remedial options, not all of those options would represent reasonably possible outcomes. Management does not believe that it can identify a single remedy among those options that would represent the highest-cost reasonably possible outcome. However, in 2004, Lyondell recognized a liability representing Millennium’s interim allocation of 55% of the $73 million total of estimated cost of riverbank stabilization, recommended as the preferred remedy in 2000 by the KRSG study, and of certain other costs. During 2005 and 2006, this liability was increased to reflect new information obtained during the period about costs of regulatory oversight, modeling, and other associated river remediation costs. At each of September 30, 2006 and December 31, 2005, the balance of this liability, net of related spending, was $57 million.

In addition, in 2004, Lyondell recognized a liability primarily related to Millennium’s estimated share of remediation costs for two former paper mill sites and associated landfills, which are also part of the Kalamazoo River Superfund Site. The liability was increased in the nine-month period ended September 30, 2006, by $2 million to reflect new information obtained during the period regarding the probable costs associated with the remediation activity. At September 30, 2006 and December 31, 2005, the balance of the liability, net of related spending, was $45 million and $46 million, respectively. Although no final agreement has been reached as to the ultimate remedy for these locations, Millennium has begun remediation activity related to these sites.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

15. Commitments and Contingencies – (Continued)

Millennium’s ultimate liability for the Kalamazoo River Superfund Site will depend on many factors that have not yet been determined, including the ultimate remedy selected, the determination of natural resource damages, the number and financial viability of the other PRPs, and the determination of the final allocation among the PRPs.

Also, based on additional information obtained during the nine-month period ended September 30, 2006, regarding Millennium remediation liabilities related to Millennium sites other than the Kalamazoo River Superfund Site, Lyondell increased the estimated remediation liabilities for those sites by $3 million. The balance of these liabilities, net of related spending, at September 30, 2006 and December 31, 2005 was $64 million and $65 million, respectively.

MTBE—In the U.S., the Clean Air Act Amendments of 1990 set minimum levels for oxygenates, such as methyl tertiary butyl ether (“MTBE”), used in gasoline sold as reformulated fuel in areas not meeting specified air quality standards. However, the presence of MTBE in some water supplies in certain states due to gasoline leaking from underground storage tanks and in surface water from recreational water craft led to public concern about the use of MTBE and resulted in the U.S. federal Energy Policy Act of 2005 and U.S. state governmental initiatives to reduce the use of MTBE.

The federal Energy Policy Act of 2005 did not phase-down or ban the use of MTBE. However, the Act eliminated the oxygen standard for reformulated fuels, effective May 6, 2006, and also contained a renewable fuel standard that mandated the use of ethanol in gasoline. As a result of the elimination of the oxygen standard for reformulated fuels, companies are no longer required to use MTBE or any other oxygenate for this purpose. Substantially all refiners and blenders have discontinued the use of MTBE in the U.S.

Lyondell is marketing its U.S.-produced MTBE for use outside of the U.S. However, there are higher distribution costs and import duties associated with exporting MTBE outside of the U.S., and the increased supply of MTBE may reduce profitability of MTBE in these export markets. Lyondell also recently installed equipment at its Channelview, Texas facility that provides Lyondell with the flexibility to produce either iso-octene (an alternative gasoline blending component also known as “di-isobutylene” or “DIB”) or MTBE at that facility. The cost of converting this facility to DIB production was approximately $25 million. In addition, Lyondell’s U.S.-based and European-based MTBE plants can produce ethyl tertiary butyl ether (“ETBE”) as an alternative to MTBE, and Lyondell has produced and sold ETBE in Europe to address Europe’s growing demand for biofuels. DIB is a new product without an established history. Product decisions will continue to be influenced by regulatory and market developments. The profit contribution related to DIB may be lower than that historically realized on MTBE.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

15. Commitments and Contingencies – (Continued)

Litigation—On April 8, 2005, Lyondell filed a lawsuit in Pennsylvania against BASF Corporation (“BASF”) seeking declaratory judgment to resolve a commercial dispute regarding the interpretation of various provisions of a propylene oxide sales contract. On April 12, 2005, BASF filed a lawsuit in New Jersey against Lyondell asserting various claims relating to alleged breaches of the same propylene oxide sales contract and seeking damages in excess of $100 million. In September 2005, BASF’s motion to dismiss Lyondell’s declaratory judgment action in Pennsylvania was granted, and Lyondell has decided not to appeal that ruling. The lawsuit that BASF filed in New Jersey is proceeding. The parties have been ordered to mediation by the court. Management believes that it has valid defenses to all claims and is vigorously defending them. Management does not expect the resolution of the claims to result in any material adverse effect on the financial position, liquidity or results of operations of Lyondell.

Together with alleged past manufacturers of lead-based paint and lead pigments for use in paint, Millennium has been named as a defendant in various legal proceedings alleging personal injury, property damage, and remediation costs allegedly associated with the use of these products. The majority of these legal proceedings assert unspecified monetary damages in excess of the statutory minimum and, in certain cases, equitable relief such as abatement of lead-based paint in buildings. Legal proceedings relating to lead pigment or paint are in various trial stages and post-dismissal settings, some of which are on appeal.

One legal proceeding relating to lead pigment or paint was tried in 2002. On October 29, 2002, the judge in that case declared a mistrial after the jury declared itself deadlocked. The sole issue before the jury was whether lead pigment in paint in and on Rhode Island buildings constituted a “public nuisance.” The re-trial of this case began on November 1, 2005. On February 22, 2006, a jury returned a verdict in favor of the State of Rhode Island finding that the cumulative presence of lead pigments in paints and coatings on buildings in the state constitutes a public nuisance; that a Millennium subsidiary, Millennium Holdings LLC, and other defendants either caused or substantially contributed to the creation of the public nuisance; and that those defendants, including the Millennium subsidiary, should be ordered to abate the public nuisance. On February 28, 2006, the judge held that the state could not proceed with its claim for punitive damages. As a result, the jury was discharged. However, the court has not entered a final judgment on the verdict. The court has taken under advisement motions by the defendants including Millennium, for dismissal or, alternatively, a new trial. There may be further proceedings by the judge to determine the scope of any abatement.

Millennium’s defense costs to date for lead-based paint and lead pigment litigation largely have been covered by insurance. Millennium has insurance policies that potentially provide approximately $1 billion in indemnity coverage for lead-based paint and lead pigment litigation. Millennium’s ability to collect under the indemnity coverage would depend upon, among other things, the resolution of certain potential coverage defenses that the insurers are likely to assert and the solvency of the various insurance carriers that are part of the coverage block at the time of such a request.

While Lyondell believes that Millennium has valid defenses to all the lead-based paint and lead pigment proceedings and is vigorously defending them, litigation is inherently subject to many uncertainties. Any liability that Millennium may ultimately incur, net of any insurance or other recoveries, cannot be estimated at this time.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

15. Commitments and Contingencies – (Continued)

Indemnification—Lyondell and its joint ventures are parties to various indemnification arrangements, including arrangements entered into in connection with acquisitions, divestitures and the formation of joint ventures. For example, Lyondell entered into indemnification arrangements in connection with the transfer of assets and liabilities from Atlantic Richfield Company to Lyondell prior to Lyondell’s initial public offering and in connection with Lyondell’s acquisition of the outstanding shares of ARCO Chemical Company; Equistar and its owner companies (including Lyondell and Millennium) entered into indemnification arrangements in connection with the formation of Equistar; and Millennium entered into indemnification arrangements in connection with its demerger from Hanson plc. Pursuant to these arrangements, Lyondell and its joint ventures provide indemnification to and/or receive indemnification from other parties in connection with liabilities that may arise in connection with the transactions and in connection with activities prior to completion of the transactions. These indemnification arrangements typically include provisions pertaining to third party claims relating to environmental and tax matters and various types of litigation. As of September 30, 2006, Lyondell has not accrued any significant amounts for such indemnification obligations, other than amounts under tax sharing agreements that have been reflected in the provision for income taxes, and is not aware of other circumstances that would be likely to lead to significant future indemnification claims against Lyondell. Lyondell cannot determine with certainty the potential amount of future payments under the indemnification arrangements until events arise that would trigger a liability under the arrangements.

Other—Lyondell and its joint ventures are, from time to time, defendants in lawsuits and other commercial disputes, some of which are not covered by insurance. Many of these suits make no specific claim for relief. Although final determination of any liability and resulting financial impact with respect to any such matters cannot be ascertained with any degree of certainty, management does not believe that any ultimate uninsured liability resulting from these matters in which it, its subsidiaries or its joint ventures currently are involved will, individually or in the aggregate, have a material adverse effect on the financial position, liquidity or results of operations of Lyondell.

General—In the opinion of management, the matters discussed in this note are not expected to have a material adverse effect on the financial position or liquidity of Lyondell. However, the adverse resolution in any reporting period of one or more of these matters could have a material impact on Lyondell’s results of operations for that period, which may be mitigated by contribution or indemnification obligations of others, or by any insurance coverage that may be available.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

16. Per Share Data

The computation for basic earnings per share for the periods presented is based upon the weighted average number of shares of common stock outstanding during the periods. Diluted earnings per share also include the effect of outstanding stock options and warrants and restricted stock. Additionally, diluted earnings per share for the three and nine months ended September 30, 2006 and 2005 include the effect of the assumed conversion of Millennium’s 4% Convertible Senior Debentures that are convertible into Lyondell common stock.

Earnings per share data and dividends declared per share of common stock were as follows:

	For the three months ended September 30,		For the nine months ended September 30,
In millions	2006	2005	2006	2005
Net income	$57	$10	$507	$390
After-tax interest expense on 4% Convertible Senior Debentures	—	—	1	(1)

Net income assuming conversion of 4% Convertible Senior Debentures	$57	$10	$508	$389

In millions of shares
Basic weighted average shares	247.7	246.5	247.3	245.6
Effect of dilutive securities:
4% Convertible Senior Debentures	11.0	10.7	11.0	10.5
Stock options, warrants and restricted stock	1.8	3.2	1.7	3.6

Dilutive potential shares	260.5	260.4	260.0	259.7

Earnings per share:
Basic	$0.23	$0.04	$2.05	$1.59
Diluted	0.22	0.04	1.96	1.50

Antidilutive stock options and warrants in millions	6.2	0.5	6.2	0.5

Dividends declared per share of common stock	$0.225	$0.225	$0.675	$0.675

17. Share-Based Compensation

Under Lyondell’s Amended and Restated 1999 Incentive Plan (the “Incentive Plan”), Lyondell has granted awards of performance units, restricted stock and stock options to certain employees. Restricted stock and stock option awards are also made to directors under other incentive plans. In addition, Lyondell issues phantom restricted stock, phantom stock options and performance units to certain other employees under other incentive plans. The Incentive Plan authorized total shares available for grant under the plan of 26 million shares of common stock. As of September 30, 2006, 12,036,136 shares remained available for grant with 6,002,005 shares available for future awards of restricted stock or performance units, to the extent settled in shares of common stock, and 1 million shares available for incentive stock option grants.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

17. Share-Based Compensation – (Continued)

These awards resulted in compensation expense of $19 million and $44 million for the three months ended September 30, 2006 and 2005, respectively, and $41 million and $85 million for the nine months ended September 30, 2006 and 2005, respectively. The after-tax amounts were $12 million and $29 million, respectively, for the three months ended September 30, 2006 and 2005 and $27 million and $55 million, respectively, for the nine months ended September 30, 2006 and 2005. The compensation expense included vesting during the period and changes in valuation of previously vested awards.

Performance Units—Under the performance unit arrangements, employees may earn a cash amount equal to the value at payout of a target number of shares of Lyondell common stock with that number of shares adjusted for shareholder return, unless Lyondell’s Board of Directors determines to pay the performance units under the Incentive Plan in shares of common stock. The actual payout compared to target is based on Lyondell’s three-year cumulative total shareholder return (common stock price growth plus dividends) relative to a chemical industry peer group. The payout can range from 0% to 200% of the target number of performance units. Performance units are accounted for as a liability award with compensation cost recognized ratably over the performance period.

The following table summarizes performance unit activity for the nine months ended September 30, 2006 in thousands of units:

Number of Units
Outstanding at beginning of year	3,288
Granted	906
Paid	(1,412)
Forfeited	(44)

Outstanding at September 30, 2006	2,738

At September 30, 2006, the value of the liability related to the outstanding units was $58 million. Cash payments of $68 million and $79 million were distributed to participants during the nine months ended September 30, 2006 and 2005. Grants of 726,791 performance units were made during the nine months ended September 30, 2005.

Stock Options—Stock options are granted with an exercise price of at least 100% of fair market value, have a contractual term of ten years and vest at a rate of one-third per year over three years, with accelerated vesting upon death, disability, retirement or change in control.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

17. Share-Based Compensation – (Continued)

The following table summarizes stock option activity for the nine months ended September 30, 2006 in thousands of shares:

Millions of dollars, except per share price	Shares	Price	Weighted – Average Remaining Term	Aggregate Intrinsic Value
Outstanding at beginning of year	8,336	$15.66
Granted	665	24.52
Exercised	(1,037)	13.43
Cancelled	(10)	26.12

Outstanding at September 30, 2006	7,954	16.68	6 years	$71

Exercisable at September 30, 2006	6,986	15.42	5 years	$70

The total intrinsic value of options exercised during the nine-month period ended September 30, 2006 was $12 million and the related tax benefit was $4 million.

The fair value of each option award is estimated, based on several assumptions, on the date of grant using the Black-Scholes option valuation model. Upon adoption of SFAS No. 123 (revised), Lyondell modified its methods used to determine these assumptions based on the Securities and Exchange Commission’s Staff Accounting Bulletin No. 107. The fair value and the assumptions used for the 2006 grants are shown in the table below.

Fair value per share of options granted	$6.23

Fair value assumptions:
Dividend yield	3.43%
Expected volatility	39.8%
Risk-free interest rate	4.53%
Expected term, in years	6

Stock options are accounted for as equity instruments, and compensation cost is recognized using graded vesting over the three-year vesting period. As of September 30, 2006, the unrecognized compensation cost related to stock options was $2 million, which is expected to be recognized over a weighted-average period of 2 years.

Restricted Stock—Lyondell’s restricted stock arrangements under the Incentive Plan are divided equally into a restricted stock grant and an associated deferred cash payment. These restricted stock arrangements typically vest at a rate of one-third per year over three years, with accelerated vesting upon death, disability, retirement or change in control. The associated deferred cash award, paid when the shares of restricted stock vest, is equal to the fair market value of the restricted stock issued on the vesting date. Restricted stock is accounted for as an equity award, while the deferred cash component is accounted for as a liability award. Compensation expense, based on the market price of Lyondell stock at the date of the grant, is recognized using graded-vesting over the three-year vesting period. At September 30, 2006, 222,275 unvested shares of restricted stock were outstanding.

Phantom Awards—At September 30, 2006, the equivalent of 2,955,330 shares were outstanding under the phantom award arrangements. Phantom awards are accounted for as liability awards and compensation cost is recognized using graded-vesting over the three-year vesting period.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

18. Comprehensive Income

The components of the comprehensive income (loss) were as follows:

	For the three months ended September 30,		For the nine months ended September 30,
Millions of dollars	2006	2005	2006	2005
Net income	$57	$10	$507	$390
Other comprehensive income (loss):
Foreign currency translation income (loss)	—	(5)	108	(181)
Derivative instruments	—	1	—	(1)
Other	—	—	—	1

Total other comprehensive income (loss)	—	(4)	108	(181)

Comprehensive income	$57	$6	$615	$209

19. Segment and Related Information

Lyondell operates in four reportable segments:

•	Ethylene, co-products and derivatives (“EC&D”), primarily manufacturing and marketing of ethylene; its co-products, including propylene, butadiene and aromatics; and derivatives, including ethylene oxide, ethylene glycol, polyethylene and vinyl acetate monomer;

•	Propylene oxide and related products (“PO&RP”), including manufacturing and marketing of PO; co-products SM and TBA with its derivatives, MTBE and ETBE; PO derivatives, including propylene glycol, propylene glycol ethers and butanediol; and TDI;

•	Inorganic chemicals, primarily manufacturing and marketing of TiO2 and related products; and

•	Refining.

Through August 15, 2006, the refining segment consisted of Lyondell’s equity investment in Houston Refining (see Note 7). The operations of Houston Refining are consolidated prospectively from August 16, 2006 (see Note 3), and include the effects of Lyondell’s acquisition from that date. As a result of the consolidation of Houston Refining, which previously was accounted for using the equity method, total assets of the refining segment were $3,668 million at September 30, 2006.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

19. Segment and Related Information – (Continued)

Summarized financial information concerning reportable segments is shown in the following table for the periods presented:

Millions of dollars	EC&D	PO&RP	Inorganic Chemicals	Refining	Other	Total
For the three months ended September 30, 2006
Sales and other operating revenues:
Customer	$3,015	$1,810	$341	$954	$34	$6,154
Intersegment	588	90	—	129	(807)	—

	3,603	1,900	341	1,083	(773)	6,154
Operating income (loss)	173	133	(5)	81	—	382
Income (loss) from equity investments	—	2	—	(104)	—	(102)

For the three months ended September 30, 2005
Sales and other operating revenues:
Customer	$2,691	$1,729	$345	$—	$25	$4,790
Intersegment	297	114	—	—	(411)	—

	2,988	1,843	345	—	(386)	4,790
Operating income (loss)	21	65	(16)	—	(5)	65
Income from equity investments	—	2	—	53	—	55

For the nine months ended September 30, 2006
Sales and other operating revenues:
Customer	$8,833	$5,067	$1,042	$954	$87	$15,983
Intersegment	1,323	240	—	129	(1,692)	—

	10,156	5,307	1,042	1,083	(1,605)	15,983
Operating income (loss)	653	358	20	81	(5)	1,107
Income (loss) from equity investments	—	4	—	73	—	77

For the nine months ended September 30, 2005
Sales and other operating revenues:
Customer	$7,847	$4,684	$1,005	$—	$70	$13,606
Intersegment	964	239	—	—	(1,203)	—

	8,811	4,923	1,005	—	(1,133)	13,606
Operating income (loss)	613	281	21	—	(10)	905
Income from equity investments	—	2	—	139	—	141

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

19. Segment and Related Information – (Continued)

Sales and other operating revenues and operating income in the “Other” column above include elimination of intersegment transactions and a business that is not a reportable segment.

In the three- and nine-month periods ended September 30, 2006, the operating income of the EC&D segment included a $106 million charge for impairment of the net book value of the Lake Charles, Louisiana ethylene facility, while, in the Refining segment, Lyondell had a loss from its equity investment in Houston Refining due to its 58.75% share, or $176 million, of the $300 million cost to terminate Houston Refining’s previous crude supply agreement. The operating income of the PO&RP segment for the three- and nine-month periods ended September 30, 2005 included a $195 million charge for impairment of the net book value of the Lake Charles, Louisiana, TDI plant.

20. Supplemental Guarantor Information

Certain Lyondell subsidiaries, which have direct and indirect investments in Lyondell’s chemical production facilities in the U.S., The Netherlands and France; certain Lyondell entities, which hold and license technology to other Lyondell affiliates and to third parties, make loans to other Lyondell affiliates or which own equity interests in Equistar and Houston Refining; and, from August 16, 2006, Houston Refining are guarantors (collectively “Guarantors”), jointly and severally, of the following LCC debt (see Note 12):

•	Senior Secured Notes, Series A due 2007, 9.625%

•	Senior Secured Notes due 2008, 9.5%

•	Senior Secured Notes due 2012, 11.125%

•	Senior Secured Notes due 2013, 10.5%

•	Senior Unsecured Notes due 2014, 8%

•	Senior Unsecured Notes due 2016, 8.25%

•	Senior Subordinated Notes due 2009, 10.875%

The Guarantors are all 100% owned subsidiaries of Lyondell. The guarantees are joint and several and full and unconditional.

Equistar is the issuer of 7.55% Debentures due 2026, which are guaranteed by LCC.

As a result of Lyondell’s purchase of its partner’s 41.25% equity interest in Houston Refining and Lyondell’s resulting 100% ownership of Houston Refining, the operations of Houston Refining are consolidated prospectively from August 16, 2006. Prior to August 16, 2006, Lyondell accounted for its investment in Houston Refining using the equity method (see Notes 3 and 7 for additional information).

The following condensed consolidating financial information presents supplemental information as of September 30, 2006 and December 31, 2005 and for the three- and nine-month periods ended September 30, 2006 and 2005. In this note, LCC refers to the parent company, Lyondell Chemical Company.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONDENSED CONSOLIDATING FINANCIAL INFORMATION

BALANCE SHEET

As of September 30, 2006

Millions of dollars	LCC	Guarantors	Equistar	Non- Guarantors	Eliminations	Consolidated
Inventories	$251	$349	$791	$795	$(3)	$2,183
Accounts receivable – affiliates	3,001	1,931	236	586	(5,754)	—
Other current assets	688	365	1,104	1,256	—	3,413
Property, plant and equipment, net	579	2,775	2,847	2,903	—	9,104
Investments and long-term receivables	6,337	3,681	66	1,319	(10,502)	901
Long-term receivables – affiliates	3,145	1,674	—	493	(5,312)	—
Goodwill, net	699	142	—	1,293	—	2,134
Other assets, net	269	118	309	252	—	948

Total assets	$14,969	$11,035	$5,353	$8,897	$(21,571)	$18,683

Current maturities of long-term debt	$89	$—	$—	$20	$—	$109
Accounts payable – affiliates	2,551	2,178	140	885	(5,754)	—
Other current liabilities	695	621	985	846	—	3,147
Long-term debt	5,403	—	2,160	931	—	8,494
Long-term payables – affiliates	1,434	3,079	—	799	(5,312)	—
Other liabilities	440	105	397	784	—	1,726
Deferred income taxes	883	—	—	679	—	1,562
Minority interest	—	—	1	170	—	171
Stockholders’ equity	3,474	5,052	1,670	3,783	(10,505)	3,474

Total liabilities and stockholders’ equity	$14,969	$11,035	$5,353	$8,897	$(21,571)	$18,683

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONDENSED CONSOLIDATING FINANCIAL INFORMATION

BALANCE SHEET

As of December 31, 2005

Millions of dollars	LCC	Guarantors	Equistar	Non- Guarantors	Eliminations	Consolidated
Inventories	$232	$—	$657	$776	$(8)	$1,657
Accounts receivable – affiliates	2,453	1,420	155	611	(4,639)	—
Other current assets	405	—	1,037	1,202	—	2,644
Property, plant and equipment, net	574	—	3,063	2,893	—	6,530
Investments and long-term receivables	5,608	3,538	61	1,290	(9,421)	1,076
Long-term receivables – affiliates	607	1,379	—	200	(2,186)	—
Goodwill, net	713	142	—	1,390	—	2,245
Other assets, net	216	24	347	241	—	828

Total assets	$10,808	$6,503	$5,320	$8,603	$(16,254)	$14,980

Current maturities of long-term debt	$—	$—	$150	$169	$—	$319
Accounts payable – affiliates	2,124	1,682	61	772	(4,639)	—
Other current liabilities	555	—	949	746	—	2,250
Long-term debt	2,751	—	2,161	1,062	—	5,974
Long-term payables – affiliates	1,022	508	—	656	(2,186)	—
Other liabilities	551	4	415	816	—	1,786
Deferred income taxes	797	—	—	666	—	1,463
Minority interest	—	—	1	179	—	180
Stockholders’ equity	3,008	4,309	1,583	3,537	(9,429)	3,008

Total liabilities and stockholders’ equity	$10,808	$6,503	$5,320	$8,603	$(16,254)	$14,980

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF INCOME

For the Three Months Ended September 30, 2006

Millions of dollars	LCC	Guarantors	Equistar	Non- Guarantors	Eliminations	Consolidated
Sales and other operating revenues	$1,128	$1,083	$3,480	$1,491	$(1,028)	$6,154
Cost of sales	1,055	997	3,151	1,306	(1,028)	5,481
Asset impairments	—	—	135	(23)	—	112
Selling, general and administrative expenses	45	7	54	50	—	156
Research and development expenses	10	(3)	8	8	—	23

Operating income	18	82	132	150	—	382
Interest income (expense), net	(98)	3	(55)	(9)	1	(158)
Other income (expense), net	(22)	(1)	1	5	—	(17)
Income (loss) from equity investments	65	51	—	25	(243)	(102)
Intercompany income (expense)	20	23	—	(43)	—	—
(Provision for) benefit from income taxes	74	(71)	—	(51)	—	(48)

Net income	$57	$87	$78	$77	$(242)	$57

STATEMENT OF INCOME For the Three Months Ended September 30, 2005
Millions of dollars	LCC	Guarantors	Equistar	Non- Guarantors	Eliminations	Consolidated
Sales and other operating revenues	$1,088	$1	$2,867	$1,346	$(512)	$4,790
Cost of sales	1,005	2	2,776	1,077	(510)	4,350
Asset impairments	195	—	—	3	—	198
Selling, general and administrative expenses	49	—	53	52	—	154
Research and development expenses	9	—	8	6	—	23

Operating income (loss)	(170)	(1)	30	208	(2)	65
Interest income (expense), net	(86)	4	(56)	(10)	(1)	(149)
Other income (expense), net	(7)	1	—	(9)	—	(15)
Income (loss) from equity investments	146	245	(2)	(6)	(328)	55
Intercompany income (expense)	9	22	—	(31)	—	—
(Provision for) benefit from income taxes	118	(35)	—	(29)	—	54

Net income (loss)	$10	$236	$(28)	$123	$(331)	$10

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF INCOME

For the Nine Months Ended September 30, 2006

Millions of dollars	LCC	Guarantors	Equistar	Non- Guarantors	Eliminations	Consolidated
Sales and other operating revenues	$3,125	$1,083	$9,794	$4,155	$(2,174)	$15,983
Cost of sales	2,892	1,001	8,849	3,660	(2,170)	14,232
Asset impairments	—	—	135	(17)	—	118
Selling, general and administrative expenses	123	7	163	163	—	456
Research and development expenses	29	(3)	25	19	—	70

Operating income	81	78	622	330	(4)	1,107
Interest income (expense), net	(240)	9	(160)	(21)	1	(411)
Other income (expense), net	(27)	75	—	10	—	58
Income from equity investments	540	653	—	141	(1,257)	77
Intercompany income (expense)	(34)	153	—	(119)	—	—
(Provision for) benefit from income taxes	187	(378)	—	(133)	—	(324)

Net income	$507	$590	$462	$208	$(1,260)	$507

STATEMENT OF INCOME For the Nine Months Ended September 30, 2005
Millions of dollars	LCC	Guarantors	Equistar	Non- Guarantors	Eliminations	Consolidated
Sales and other operating revenues	$2,991	$1	$8,428	$3,719	$(1,533)	$13,606
Cost of sales	2,711	6	7,640	3,181	(1,530)	12,008
Asset impairments	195	—	—	8	—	203
Selling, general and administrative expenses	117	1	151	153	—	422
Research and development expenses	25	—	25	18	—	68

Operating income (loss)	(57)	(6)	612	359	(3)	905
Interest income (expense), net	(273)	7	(164)	(31)	(1)	(462)
Other income (expense), net	(31)	(21)	—	18	—	(34)
Income (loss) from equity investments	600	755	(2)	134	(1,346)	141
Intercompany income (expense)	(59)	171	—	(112)	—	—
(Provision for) benefit from income taxes	210	(263)	—	(107)	—	(160)

Net income	$390	$643	$446	$261	$(1,350)	$390

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF CASH FLOWS

For the Nine Months Ended September 30, 2006

Millions of dollars	LCC	Guarantors	Equistar	Non- Guarantors	Eliminations	Consolidated
Net cash provided by (used in) operating activities	$(77)	$672	$450	$441	$(867)	$619

Expenditures for property, plant and equipment	(35)	(29)	(105)	(70)	—	(239)
Acquisition of Houston Refining LP and related payments, net of cash acquired	(2,466)	53	—	—	—	(2,413)
Distributions from affiliates in excess of earnings	117	—	—	—	—	117
Contributions and advances to affiliates	(82)	—	—	(6)	6	(82)
Loans to affiliates	—	(99)	—	(214)	313	—
Other	2	2	2	1	(1)	6

Net cash used in investing activities	(2,464)	(73)	(103)	(289)	318	(2,611)

Issuance of long-term debt	4,356	—	—	1	—	4,357
Repayment of long-term debt	(1,705)	—	(150)	(259)	—	(2,114)
Net borrowings under revolving credit facility	—	—	—	6	—	6
Proceeds from notes payable to affiliates	313	—	—	—	(313)	—
Dividends paid	(167)	(38)	—	—	38	(167)
Proceeds from stock option exercises	14	—	—	—	—	14
Distributions to owners	—	(454)	(375)	(1)	830	—
Other	(2)	5	1	2	(6)	—

Net cash provided by (used in) financing activities	2,809	(487)	(524)	(251)	549	2,096

Effect of exchange rate changes on cash	—	—	—	4	—	4

Increase (decrease) in cash and cash equivalents	268	112	(177)	(95)	—	108
Cash and cash equivalents at beginning of period	63	—	215	315	—	593

Cash and cash equivalents at end of period	$331	$112	$38	$220	$—	$701

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF CASH FLOWS

For the Nine Months Ended September 30, 2005

Millions of dollars	LCC	Guarantors	Equistar	Non- Guarantors	Eliminations	Consolidated
Net cash provided by operating activities	$486	$556	$662	$335	$(961)	$1,078

Expenditures for property, plant and equipment	(19)	—	(103)	(43)	—	(165)
Distributions from affiliates in excess of earnings	122	143	—	8	(150)	123
Contributions and advances to affiliates	(90)	—	—	(8)	8	(90)
Loans to affiliates	—	(10)	—	(159)	169	—
Other	74	—	3	—	(74)	3

Net cash provided by (used in) investing activities	87	133	(100)	(202)	(47)	(129)

Repayment of long-term debt	(722)	—	(1)	(349)	—	(1,072)
Issuance of long-term debt	—	—	—	99	—	99
Proceeds from notes payable to affiliates	169	—	—	—	(169)	—
Dividends paid	(167)	(37)	—	(3)	40	(167)
Proceeds from stock option exercises	46	—	—	—	—	46
Distributions to owners	—	(652)	(475)	(18)	1,145	—
Other, net	(8)	—	7	13	(8)	4

Net cash used in financing activities	(682)	(689)	(469)	(258)	1,008	(1,090)

Effect of exchange rate changes on cash	—	—	—	(11)	—	(11)

Increase (decrease) in cash and cash equivalents	(109)	—	93	(136)	—	(152)
Cash and cash equivalents at beginning of period	383	—	39	382	—	804

Cash and cash equivalents at end of period	$274	$—	$132	$246	$—	$652